UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  December 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No.

1.              Director/PDMR Shareholding dated 06 December 2005
2.              Director/PDMR Shareholding dated 06 December 2005
3.              Director/PDMR Shareholding dated 08 December 2005
4.              Director/PDMR Shareholding dated 13 December 2005
5.              Director/PDMR Shareholding dated 20 December 2005
6.              Announcement re Absa dated 22 December 2005
7.              Publication of Prospectus dated 30 December 2005

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: January 06, 2006                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: January 06, 2006                             By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No. 1

                                                                 6 December 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

Mr N Kheraj and Mr D L Roberts, both directors of Barclays PLC ("the Company") notified the Company on 5 December 2005 that, on 2 December 2005, they had purchased ordinary shares in Absa Group Limited ("Absa"), in which the Company has a shareholding of over 56%, at a price of 90.55 Rand per share.

The number of shares received, together with their total beneficial interest in Absa following the purchases are as follows:

Director / PDMR     No. of shares received          Beneficial interest
N Kheraj            1,200                           1,200
D L Roberts         1,200                           1,200

Exhibit No. 2

                                                                 6 December 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 5 December 2005 that it had between 28 November and 1 December 2005 exercised its discretion and released a total of 48,825 ordinary shares in Barclays PLC and on 2 December 2005 it purchased 547,969 ordinary shares in Barclays PLC at a price of 600.74p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The independent trustee of the Barclays Group PSP Trust (the "PSP Trust") notified the Company on 5 December 2005 that it had on 2 December 2005 exercised its discretion and purchased a total of 138,503 shares in Barclays PLC at a price of 601.43p per share. The participants for whom the shares were purchased are not directors of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,687,414 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3

                                                                 8 December 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The trustee of the Barclays Group Sharepurchase Plan, an Inland Revenue approved all-employee share plan, informed the Company on 7 December 2005 that it had on 7 December 2005 purchased, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of Barclays PLC for the following directors/Persons Discharging Managerial Responsibility (PDMRs) at a price of 602.00p per share:

Director/PDMR          Number of Shares
Mr G A Hoffman         21
Mr D L Roberts         21
Mr J S Varley          21
Mr L C Dickinson       16
Mr M Merson            21

The Barclays Group Sharepurchase Plan now includes Matching Shares provided by the Company on a 1:1 basis up to the first GBP600 per annum invested by the participant under the Plan. The number of shares purchased on 7 December 2005 for each director/PDMR above includes the Matching Shares.

The revised total shareholding for each director following these transactions is as follows:

Director           Beneficial Holding       Non Beneficial
                                            Holding

Mr G A Hoffman     172,708                  -
Mr D L Roberts     77,019                   -
Mr J S Varley      360,055                  -

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,687,414 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 4

                                                                13 December 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 12 December 2005 that it had on 8 December 2005 exercised its discretion and released a total of 4,820 ordinary shares in Barclays PLC. None of the shares released were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 149,682,594 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 5

                                                                20 December 2005

   Director/PDMR shareholding: Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b)

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 19 December 2005 that it had between 13 December and 15 December 2005 exercised its discretion and released a total of 2,818,666 ordinary shares in Barclays PLC and on 16 December 2005 it purchased 295,881 ordinary shares in Barclays PLC at a price of 600.96p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

In addition to the interests shown above, the trustees of all the Barclays Group employees' benefit trusts hold a total of 147,159,809 ordinary shares in Barclays PLC. Matthew W Barrett, Chairman and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

ABSA GROUP LIMITED                                    BARCLAYS BANK PLC
Incorporated in the Republic of South Africa)         (Registered in England)
(Registration No. 1986/003934/06)                     (Registration No. 1026167)
JSE Code: ASA                                         ("Barclays")
Issuer Code: AMAG
ISIN Code: ZAE000067237
("Absa" or "the Company")

ACQUISITION OF THE BRANCH BUSINESS OF BARCLAYS BANK PLC IN SOUTH AFRICA BY ABSA BANK LIMITED

1. Introduction

Further to the transaction contemplated in the circular to Absa shareholders dated 20 May 2005, and the acquisition by Barclays of Absa ordinary shares in the open market, Barclays now holds approximately 56% of the issued Absa ordinary shares.

Shareholders are advised that Absa Bank Limited, a wholly owned subsidiary of Absa, has entered into agreements with Barclays for the acquisition as a going concern of the Barclays South African Branch Business (the "Business") comprising the Barclays Capital South Africa business and the Corporate and Business Banking business as carried on by the South African branch of Barclays, together with related assets and liabilities (the "Acquisition").

2. Salient Terms of the Acquisition

2.1 Purchase Consideration

The purchase consideration in respect of the Acquisition is R578 million which is based on the net asset value of the Business at 31 August 2005, and which will be adjusted to reflect the net asset value of the Business at the effective date. The purchase consideration will be settled in cash.

2.2 Transaction Structure

The transfer of assets and liabilities in respect of South African law governed assets and contracts will take place by operation of section 54 of the Banks Act, 1990. The transfer of other assets and contracts not governed by South African law has been dealt with on a contractual basis.

2.3 Effective Date

The effective date of the Acquisition is the first day of the calendar month following fulfilment of the suspensive conditions as set out in paragraph 8 below which is expected to be on 1st January 2006.

2.4 Warranties and indemnities

The acquisition agreement contains warranties and indemnities which are normal for a transaction of this nature.

3. Rationale for the Transaction

As previously announced to shareholders, both the Absa and Barclays Boards support the vision of creating the pre-eminent bank in Africa and have agreed in principle, subject to regulatory and such other approvals as are required, to integrate on an arm's length basis Barclays South Africa and the other Barclays Africa Sub-Saharan businesses into Absa. The Acquisition of the Business is the first such integration transaction.

4. Details of the Business Acquired

The Corporate and Business Banking portion of the Business focuses on promoting the product range of debt originated in South Africa, specialised property and project finance, as well as transactional banking to corporate and business clients. Barclays Capital South Africa is part of Barclays Capital, the investment banking division of Barclays and it provides a full range of financing, investment and risk management products to its clients. The Business has total assets of approximately R12,9 billion and employs 170 employees, who will be transferring to Absa Bank.

5. Pro Forma Financial Effects

The pro forma financial effects of the Acquisition on the financial results of Absa for the six month period ended 30 September 2005 in respect of earnings and headline earnings per share are positive but not significant (being less than 3% in accordance with the definition of the Listings Requirements of the JSE Limited ("JSE")) and has no effect in the case of net asset value and net tangible asset value per share.

6. Related Party Transaction and Fair and Reasonable Opinion in terms of the JSE Limited's Listing Requirements

The Acquisition constitutes a "small related party transaction" in terms of paragraph 10.7 of the Listings Requirements of the JSE due to Barclays being the controlling shareholder of Absa. In terms of the Listings Requirements of the JSE, a related party transaction requires that an independent professional expert, acceptable to the JSE, must conclude that the terms and conditions of the proposed Acquisition from Barclays are fair and reasonable as far as the shareholders of Absa are concerned. Accordingly, the Absa Board appointed NM Rothschild and Sons (South Africa) (Proprietary) Limited ("Rothschild") to review the terms and conditions of the Acquisition and report as to the fairness and reasonableness of the terms and conditions of the Acquisition.

Rothschild, after considering the information made available by Absa and Barclays, and after discussions with the respective management teams, is of the opinion that the terms and conditions of the Acquisition are fair and reasonable to Absa shareholders.

Rothschild's opinion is available for inspection during office hours at the registered address of Absa, namely 3rd Floor, Absa Towers East, 170 Main Street, Johannesburg, 2001 in terms of the Listings Requirements of the JSE for a period of 28 days from the date of this announcement.

7. Opinion of the Absa Board

The Absa Board (excluding the Barclays nominee directors) has considered, inter alia, the recommendation of a Board Committee consisting of independent directors, the opinion from Rothschild and the commercial implications of the Acquisition in arriving at its opinion in respect of the terms and conditions of the Acquisition. The Absa Board is of the opinion that the terms and conditions of the Acquisition are fair and reasonable to and in the interests of Absa shareholders as a whole.

8. Suspensive Conditions

The Acquisition is subject to the execution of all related documentation and receipt of minor related approvals by 31 January 2006, or such later date as may be agreed by the parties.

9. Wealth Management

Linked to the Acquisition, the small Barclays International Personal and Premier sales team in South Africa will transfer to Absa Private Bank, a division of Absa Bank.

10. Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended and Section 27A of the US Securities Act 1933, as amended, with respect to certain of the Barclays/Absa plans and its current goals and expectations relating to the potential transaction described above. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation and the impact of competition, a number of which are beyond Barclays/Absa control. As a result, actual future results may differ materially from the plans, goals and expectations set forth in the forward-looking statements.

22 December 2005

Merchant bank, transaction advisor and joint-sponsor to Absa
Absa Corporate and Merchant Bank

Lead sponsor to Absa
Merrill Lynch South Africa (Proprietary) Limited

Legal advisors to Absa
Webber Wentzel Bowens
Linklaters

Due Diligence Advisors to Absa
KPMG

Independent expert to Absa
NM Rothschild and Sons (South Africa) (Proprietary) Limited

Financial advisor to Barclays
Barclays Capital

Legal advisors to Barclays
Deneys Reitz Inc.
Clifford Chance


For further information, please contact:

Barclays PLC
Investor Relations                                          Media Relations
James S Johnson/Anne Ramsay                                 Chris Tucker
+44 (0) 20 7116 2927/8171                                   +44 (0) 20 7116 6223

Exhibit No. 7

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:


Offering Circular dated 28 December 2005 relating to a GBP5,000,000,000 Programme for the issuance of Structured Investment Management Plan Linked to Equity (S.I.M.P.L.E.) Notes with Barclays Bank PLC and Barclays Capital (Cayman) Limited (Guaranteed by Barclays Bank PLC) as Issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3315w_-2005-12-30.pdf


For further information, please contact

Barclays Bank PLC
1 Churchill Place
London E14 5HP


DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.


Your right to access this service is conditional upon complying with the above requirement.